

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2024

Stephen Hood
Chief Executive Officer and President
Motorsport Games Inc.
5972 NE 4th Avenue
Miami, Florida 33137

> **Re: Motorsport Games Inc.**
> **Registration Statement on Form S-1**
> **Filed August 20, 2024**
> **File No. 333-281661**

Dear Stephen Hood:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at 202-551-3815 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Technology

cc: Leslie Marlow, Esq.